Exhibit 10.1
EXECUTION VERSION

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential. Double asterisks denote omissions.
June 5, 2024
Charles Divita
via e-mail
Dear Chuck,
We are pleased to confirm our offer of employment to you with Teladoc Health, Inc. (“Teladoc Health”) for the position of Chief Executive Officer. Your start date will be June 10, 2024. You will report to the Board of Directors of Teladoc Health (the “Board”). Your work location will be from our office in Purchase, New York.
1.    Compensation. In this position, you will be eligible to receive the compensation and benefits set forth on Exhibit A attached hereto, which (if applicable) will be payable in accordance with Teladoc Health’s customary payroll practices, and subject to applicable tax withholdings and other payroll deductions.
2.    Board Membership. In connection with your commencement as Chief Executive Officer of Teladoc Health, you will be appointed as a member of the Board. Upon your termination of employment with Teladoc Health for any reason, you will be deemed to have resigned from the Board, effective as of such termination date, and hereby authorize Teladoc Health to take any actions necessary to effect such resignation and agree to cooperate with Teladoc Health in connection with such actions.
3.    Standard Benefits. In addition to any other benefits set forth on Exhibit A, while you are employed with Teladoc Health, you will be eligible to receive the benefits it makes generally available to its U.S. employees from time to time, including, without limitation, medical and disability coverage and participation in Teladoc Health’s 401(k) savings plan. (See specific plans for detailed eligibility requirements and coverage; all benefits are subject to periodic changes and to any applicable initial waiting period.) This currently includes Teladoc Health’s Flexible Time Off Plan. You will not accrue paid time off; however, you will be eligible to receive at least the minimum amount required by applicable law. Teladoc Health may require, in its sole and absolute discretion, that you take Flexible Time Off at a time and for a duration specified by Teladoc Health. In addition, you will be eligible to enter into Teladoc Health’s standard form indemnification agreement, a copy of which has been provided to you in connection with this offer.
4.    Employment Relationship and Severance. This offer, and the employment relationship resulting from its acceptance by you, is contingent upon (i) your execution of Teladoc Health’s Employee Confidentiality and Proprietary Rights Agreement (the “Confidentiality Agreement”) to be provided separately, (ii)
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Teladoc Health’s Employment Agreement, attached hereto as Exhibit B (the “Employment Agreement”) and (iii) Teladoc Health’s receiving satisfactory results from the background inquiries being performed in connection with your hire. You acknowledge and agree that your employment relationship with Teladoc Health will be considered “employment at will” and, consequently, your employment may be terminated by either you or Teladoc Health at any time and for any reason. In the event of your voluntary resignation, Teladoc Health requests that you provide two (2) weeks’ written notice to Teladoc Health.
5.    Governance Policies.  During and, to the extent required by applicable law, regulation or exchange listing requirement, you acknowledge and agree that shall be subject to all of Teladoc Health’s corporate governance and executive compensation policies in effect from time to time, including any stock ownership guidelines and Teladoc Health’s executive compensation recovery policy.
6.    No Conflicting Obligations. By accepting this offer, you represent and warrant that your employment by Teladoc Health as described herein will not conflict with and will not be constrained by any prior employment or consulting agreement or relationship. You further represent that you have no other agreements, relationships or commitments to any other person or entity that conflict with your obligations to Teladoc Health under this offer letter or your ability to become employed and perform the services for which you are being hired by Teladoc Health. You further agree not to make use of any confidential or proprietary information of any other person or entity. You represent to Teladoc Health that you have returned to your previous employer(s) all confidential information and property associated with any former employer’s business. You covenant and agree that, at all times during your employment, you shall devote your full business time and efforts to your duties as an employee of Teladoc Health and that you will not, without the prior consent of the Board, directly or indirectly, engage or participate in any other business or professional activities during such employment, other than non-conflicting personal investments managed on your personal time and activities for non-profit institutions, provided that such activities do not interfere or conflict with your obligations hereunder.
7.    Choice of Law and Venue; Equitable Relief. You acknowledge and agree that this offer letter shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the State of New York without giving effect to any choice of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York. You further consent to the exclusive jurisdiction and venue of the state and federal district courts sitting in Westchester County, New York, for any and all disputes arising out of or relating to this offer letter. You agree that irreparable damage would occur if any provision of this offer letter were not performed in accordance with the terms hereof and that Teladoc Health shall be entitled to equitable relief, including injunctive relief or specific performance, in addition to any other remedy to which it may be entitled.
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We believe that Teladoc Health has tremendous potential and is a company that will provide great opportunities for its employees for personal growth, challenging work and financial rewards. We hope that the experience and skill set that you bring to Teladoc Health will make a significant contribution towards the future success of Teladoc Health.
If you wish to accept this position, please sign below and return this letter agreement along with the Acknowledgment of Conditions of Employment to Adam C. Vandervoort, Chief Legal Officer by no later than 5 pm Eastern on June 7, 2024. The offer represented hereby is open for you to accept until such date, at which time it will be deemed to be withdrawn. Your signature below also serves to confirm that you are not a party to any other agreement that would prevent you from joining Teladoc Health as an employee in accordance with the terms set forth in this letter. You understand and agree that no amendment to this offer letter shall be valid unless in writing and signed by both you and the applicable Human Resources representative for Teladoc Health.
Should you have any questions regarding this letter, our offer of employment or anything else, please do not hesitate to contact me. We are very excited to have you join the team and we look forward to working with you.
Sincerely yours,

/s/ Adam C. Vandervoort__________
Adam C. Vandervoort, Chief Legal Officer

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I hereby accept Teladoc Health’s offer of employment on the terms set forth above and, furthermore, I hereby agree to, and intend to be legally bound by, the restrictive covenants and other provisions in this offer letter and the other agreements referenced herein.

/s/ Charles Divita_________________
By: Charles Divita
6/6/2024_______________________
Date

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ACKNOWLEDGMENT OF CONDITIONS OF EMPLOYMENT
Instructions: Please read the contents of this ACKNOWLEDGMENT carefully. Your offer of employment is contingent upon your acceptance of the conditions of employment described below. If you accept these conditions, please sign in the space provided at the bottom of this form, and return with your signed offer letter.
1.    I acknowledge that the statement of an annual salary in the offer letter is for convenience of computation only and does not imply a guarantee of employment for any specific period, and that as indicated in Teladoc Health’s employment application and in the offer letter, all employment with Teladoc Health is at will.
2.    Proof of legal authorization to work in the United States is required by law. In that regard, upon reporting to work, I will produce certain documents as provided in the attached “Lists of Acceptable Documents,” which establish my identity and work eligibility (please bring the documents with you on your first day of employment.)
3.    I have represented to Teladoc Health that I am under no contractual obligation, restrictive covenant or other restriction with a prior employer which would prevent me from working for Teladoc Health or carrying out my responsibilities for Teladoc Health, or which is in any way inconsistent with the terms of this letter. To the extent there is any document that I feel might restrict my ability to perform the terms and conditions outlined herein, I will disclose those to Teladoc Health prior to my acceptance of this offer. I also understand and agree that I shall not bring, use or disclose any information that could be deemed to be confidential or proprietary by my former employer or that would constitute a trade secret under applicable law. I shall also immediately return to my prior employer any of my prior employer’s property currently in my possession and refrain from bringing any such property onto Teladoc Health’s premises.
4.    I agree that in the event I voluntarily terminate employment within 12 months of my start date, to reimburse Teladoc Health for any outstanding monies owed Teladoc Health that have not been repaid by the time employment is terminated. I further authorize Teladoc Health, to the extent permitted by law, to deduct and offset any payments, including but not limited to payments for wages, bonuses, or expenses, otherwise owed to me upon termination of employment. If these deductions are insufficient, I agree to reimburse Teladoc Health for the balance.
I accept the conditions of employment described above:
/s/ Charles Divita_________________
By: Charles Divita
6/6/2024_______________________
Date
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Exhibit A
Summary of Terms and Conditions for CEO of Teladoc Health, Inc.
The below summary is intended to be a summary of potential CEO compensation and is neither legally binding nor an offer of employment.

Component	Terms
Expected Start Date	June 10, 2024
Title and Position	Chief Executive Officer (CEO) and Director (provided that the CEO will be deemed to have resigned from the Board immediately upon any cessation of service as CEO)
Base Salary	$800,000
Target Bonus
Target of 100% of base salary, with the actual amount payable between zero and a maximum determined by the Committee each year (current maximum is 200% of target), based on Company performance metrics determined by the Compensation Committee.
For 2024, the target bonus will be prorated based on time in role during 2024 and will be determined based on the Committee’s assessment of actual performance achieved relative to the 2024 Cash Bonus Objectives set forth on Annex A hereto.

Benefits	Standard benefits, including executive relocation package consisting of $20,000 per month for first 12 months specifically to offset cost of housing in/near Purchase, NY and travel costs between Purchase and family domicile.

Inducement Equity Grants
Equity awards granted on or about employment start date totaling $15,000,000 at target (with the number of target shares determined by dividing such target value by a reference price equal to the closing price of the Company’s common stock on the trading day immediately preceding the start date, rounded down to the nearest whole number of shares) consisting of:
•Award of restricted stock units (RSUs) of $5,000,000 (number of shares based on the above reference price), vesting over three years using the Company’s standard vesting schedule;
•Award of performance stock units (PSUs) of $10,000,000 at target (number of shares based on the above reference price). See Annex B for performance parameters and other applicable terms.
To be granted as inducement equity awards under NYSE rules and subject to the terms and conditions of the Company’s 2023 Employment Inducement Incentive Award Plan.

Annual Equity Grants
Eligible for annual equity grants starting in 2025, expected to be composed of 50% RSUs and 50% PSUs and targeted at the 50th percentile of the Company’s then-applicable peer group, all subject to sole and absolute discretion of the Compensation Committee. Annual grants will be made under the Company’s 2023 Incentive Award Plan. For purposes of the 2025 grant (anticipated to be granted in March 2025), the grant date fair value (using the Company’s methodology for determining annual grants) of the Annual Equity Grant will be at least $9.7 million.

Severance Eligibility
Qualifying Termination (termination without Cause or resignation for Good Reason):
•18 months’ base salary;
•Prorated bonus for the year of termination;
•Up to 18 months’ health benefit continuation or payment; and
•Vesting of time-based awards that would have been earned and vested within 12 months of termination, and continued eligibility to vest in awards subject to performance-based conditions if and to the extent such performance conditions are satisfied, and the vesting date would have otherwise occurred, during that 12-month period; provided that solely with respect to any performance-based initial Inducement Equity Grants that remain outstanding at the time of a Qualifying Termination, such performance conditions will be deemed satisfied at no less than target level (even if the performance period is not completed during such 12-month period) and the portion that vests as a result will be based on the vesting practice described on Annex B.
Change in Control Qualifying Termination (within 12 months following a Change in Control):
•18 months’ base salary;
•Lump-sum payment of then-applicable cash target bonus;
•Prorated bonus for the year of termination;
•Up to 18 months’ health benefit continuation or payment; and
•Double-trigger vesting of all outstanding equity awards (subject to performance conditions for performance awards); provided that solely with respect to any then-outstanding performance-based initial Inducement Equity Grants that remain outstanding at the time of a CIC Qualifying Termination, such performance conditions will be deemed satisfied at no less than target level.

The above severance benefits will be contingent on the individual’s execution and non-revocation of a general release of claims, as well as complying with restrictive covenants.
The agreement will contain market standard definitions of Cause and Good Reason.

Policies and Guidelines
Pursuant to the Company’s Executive Officer Stock Ownership Guidelines, as of the fifth anniversary of the start date, the Company’s CEO will be required to hold an amount of equity equal in value to five times the CEO’s then-applicable base salary for the duration of employment, subject to the terms and conditions set forth in such guidelines.
CEO is subject to other standard policies, including any clawback policy in place from time to time.

Other
Subject to representations that the individual is not subject to a prior employer’s restrictive covenants that would prevent him from commencing employment, as well as signing the company’s standard executive covenants, including:
•18 month non-competition and non-solicitation covenants;
•Perpetual non-disparagement, confidentiality and proprietary information covenants

Annex A to Summary of Terms and Conditions

2024 Cash Bonus Objectives

[**]

Annex B to Summary of Terms and Conditions

Performance Stock Units Inducement Awards Terms

•Aggregate target value of $10,000,000.
•Number of shares to be determined, in all cases, using the closing price of shares of the Company’s common stock on the NYSE on the trading day immediately preceding employment start date.
•Actual amount eligible to be earned between zero and 300% of target.
•Inducement awards subject to applicable terms and conditions of the Company’s 2023 Employment Inducement Incentive Award Plan, subject to vesting acceleration or modification/ adjustment as set forth in the CEO’s employment agreement or applicable award document, as summarized in this Term Sheet.
•PSU vesting will incept upon determination of performance, with credit given retroactively for time elapsed since grant date, pursuant to the Company’s normal vesting practice (1/3 and first anniversary of grant, remainder ratably, quarterly over succeeding eight quarters).
•The Compensation Committee will equitably and reasonably adjust the performance parameters set forth (or referenced) below, in the event of any completed disposition of assets (of any amount) or acquisition of assets in aggregate value at least $25,000,000 (“Material M&A”), so as to preserve the original intent of the awards.
AEBITDA PSU
•[**]% of aggregate value to be based on actual performance against the Company’s 2025 consolidated annual operating plan with respect to adjusted EBITDA (utilizing the Company’s traditional definitions for adjustments and as reported in applicable SEC filings). When this 2025 target performance metric is determined and approved by the Board, a performance range between zero and 300% of the target number of shares will be developed and reasonably agreed between Compensation Committee and CEO.
Revenue CAGR PSU
•[**]% of aggregate value to be based on actual compound annual revenue growth rate for the Company during the period January 1, 2025 through December 31, 2027 versus a target of [**]% (or as adjusted in the case of Material M&A). Payout will range from between zero and 300% of the target number of shares, based on continuous function where [**]% CAGR equals 100%, [**]% CAGR equals 200% and [**]% CAGR equals 300%.
•Provided no Qualifying Termination or change in control of the Company has occurred, in the event the total stockholder return for the Company’s stockholders during the period January 1, 2025 and December 31, 2027 is less than zero, this Revenue CAGR PSU will not deliver a payout above the target number of shares.

Exhibit B
Employment Agreement
(See Attachment)

EXECUTION VERSION
EMPLOYMENT AGREEMENT
This Employment Agreement (“Agreement”) is made effective as of June 10, 2024 (“Effective Date”), by and between Teladoc Health, Inc. (the “Company”) and Mr. Charles Divita (“Executive”).
WHEREAS, pursuant to the offer letter by and between Executive and the Company, dated as of June 5, 2024 (the “Offer Letter”), Executive has agreed to serve as the Company’s Chief Executive Officer; and
WHEREAS, the Company and Executive desire to set forth herein the terms and conditions of Executive’s compensation in the event of a termination of Executive’s employment under certain circumstances and for Executive to agree to certain covenants for the good and valuable consideration provided in the Offer Letter and this Agreement.
NOW, THEREFORE, the parties agree as follows:
1.    Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
(a)    “Affiliate” means with respect to any person or entity, any other person or entity that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity. For purposes of this definition, “control”, when used with respect to any person or entity, means the power to direct the management and policies of such person or entity, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
(b)    “Base Salary” means Executive’s base salary at the rate in effect on the date of Executive’s Qualifying Termination (disregarding any decrease in such base salary that constitutes a Good Reason event).
(c)    “Board” shall mean the Board of Directors of the Company.
(d)    “Cause” shall mean any of the following: (i) Executive’s breach of Executive’s duty of loyalty to the Company or Executive’s willful breach of Executive’s duty of care to the Company; (ii) Executive’s material failure or refusal to comply with reasonable written policies, standards and regulations established by the Board from time to time, which failure or refusal, if curable, is not cured to the reasonable satisfaction of the Board during the fifteen (15) day period following written notice of such failure or refusal from the Board; (iii) Executive’s commission of a felony, an act of theft, embezzlement or misappropriation of funds or the property of the Company or its subsidiaries of material value or an act of fraud involving the Company or its subsidiaries; (iv) Executive’s willful misconduct or gross negligence which causes or reasonably could cause (for example, if it became publicly known) material harm to the Company’s standing, condition or reputation; (v) Executive’s material violation of the Company’s Code of Ethics (or similar written policies concerning ethical behavior) or written policies concerning harassment or discrimination; or (vi) any material breach by Executive of the provisions of the Confidentiality Agreement or a material provision of this Agreement.
(e)    “Change of Control” shall mean (other than an initial public offering of the Company) (i) any transaction or series of related transactions resulting in the consummation of a merger, combination, consolidation or other reorganization of the Company with or into any third party, other than any such merger, combination, consolidation or reorganization following which the holders of capital stock of the Company immediately prior to such merger, combination, consolidation or reorganization continue to hold, solely in respect of their interests in the Company’s capital stock immediately prior to such merger, combination, consolidation or reorganization, at least fifty-five percent (55%) of the voting power of the outstanding capital stock of the Company or the surviving or acquiring entity; (ii) any transaction or series of related transactions resulting in the consummation of the sale, lease, exclusive or irrevocable licensing or other transfer of all or substantially all of the assets of the Company to a third party, other than any such sale, lease, exclusive or irrevocable licensing or transfer following which the holders of capital stock of the Company immediately prior to such sale, lease, exclusive or irrevocable licensing or transfer continue to hold, solely in respect of their interests in the Company’s capital stock immediately prior to such sale, lease, exclusive or irrevocable licensing or transfer, at least fifty-five percent (55%) of the voting power of the outstanding capital stock of the acquiring entity; or (iii) any transaction or series of related transactions resulting in the transfer or issuance, whether by merger, combination, consolidation or otherwise, of Company securities to a person or group if, after such transfer or issuance, such person or group would hold fifty-five percent (55%) of the voting power of the outstanding capital stock of the Company; provided that, with respect to any payments or benefits payable to Executive pursuant to this Agreement that may be considered deferred compensation under Section 409A of the Code, the transaction or event described in clause (i), (ii) or (iii) shall only constitute a Change of Control for purposes of this Agreement if such transaction or event also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
(f)    “Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other interpretive guidance thereunder.
(g)    “Confidentiality Agreement” shall mean the Employee Confidentiality and Proprietary Rights Agreement between the Company and Executive dated June 5, 2024.
(h)    Good Reason” shall mean the occurrence of any of the following events or conditions without Executive’s written consent: (i) a material diminution in Executive’s base salary or target annual bonus level; (ii) a material diminution in Executive’s authority, duties or responsibilities, other than as a result of a Change of Control immediately after which Executive holds a position with the Company or its successor (or any other entity that owns substantially all of the Company’s business after such sale) that is substantially equivalent with respect to the Company’s business as Executive held immediately prior to such Change of Control; (iii) a change in the geographic location of Executive’s principal place of employment to any location that is more than twenty-five (25) miles from Purchase, NY; or (iv) the failure of the Company to obtain an agreement from any successor to all or substantially all of the business or assets of the Company to assume this Agreement as contemplated in Section 8(a) of this Agreement; provided that Executive must provide written notice to the Company of the occurrence of any of the foregoing events or conditions within 60 days of the occurrence of such event and such event or condition must remain uncured for 30 days following the Company’s receipt of such written notice. Any voluntary termination for “Good Reason” following such 30-day cure period must occur no later than the date that is 30 days following the expiration of the Company’s cure period.
(i)    “Qualifying Termination” means (i) a termination by Executive of Executive’s employment with the Company for Good Reason or (ii) a termination by the Company of Executive’s employment with the Company without Cause.
(j)    “Target Bonus Amount” means Executive’s target annual bonus amount in effect at the time of Executive’s Qualifying Termination (disregarding any decrease in such target annual bonus amount that constitutes a Good Reason event).
2.    Severance.
(a)    Severance Upon Qualifying Termination. If Executive has a Qualifying Termination that does not occur on the date of or within twelve (12) months following a Change of Control, then subject to (x) the requirements of this Section 2, (y) Executive’s continued compliance with the terms of the Confidentiality Agreement and Sections 4 and 5 and (z) the terms of Section 8, Executive shall be entitled to receive the following payments and benefits:
(i)    The Company shall pay to Executive (A) his or her fully earned but unpaid base salary through the date of Executive’s Qualifying Termination, (B) any accrued but unpaid paid time off and (C) any other amounts or benefits, if any, under the Company’s employee benefit plans, programs or arrangements to which Executive may be entitled pursuant to the terms of such plans, programs or arrangements or applicable law, payable in accordance with the terms of such plans, programs or arrangements or as otherwise required by applicable law (collectively, the “Accrued Rights”);
(ii)    Executive shall receive continued payment of the Base Salary for a period of eighteen (18) months following the termination date (the “Salary Severance Period”) in accordance with the Company’s ordinary payroll practices;
(iii)    The Company will pay Executive an amount equal to Executive’s annual bonus for the year in which Executive’s Qualifying Termination occurs, prorated based on the number of days elapsed in such calendar year prior to such Qualifying Termination and determined based on Company financial performance results against Executive’s Company financial performance objectives for such year, payable in a lump sum at the same time bonuses are paid to Company senior executives generally (but in no event later than March 15 of the year following the year in which the termination occurs);

(iv)    The Company will pay Executive the amount of any earned but unpaid annual bonus for the calendar year immediately prior to the year in which Executive’s Qualifying Termination occurs, as determined by the Board (or an authorized committee) in its good faith discretion, payable in a lump sum at the same time annual bonuses are paid to other Company executives generally but in no event later than December 31 of the year in which Executive’s Qualifying Termination occurs;
(v)    If Executive timely elects continued coverage under COBRA for Executive and Executive’s covered dependents under the Company’s group health (medical, dental or vision) plans following such Qualifying Termination, then the Company shall pay the COBRA premiums necessary to continue Executive’s and his covered dependents’ health insurance coverage in effect on the termination date until the earliest of (x) eighteen (18) months following the effective date of such Qualifying Termination (the “COBRA Severance Period”), (y) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (and Executive agrees to promptly notify the Company of such eligibility) and (z) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination (such period from the Qualifying Termination date through the earlier of (x)-(z), the “COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on Executive’s behalf would result in a violation of applicable law (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act) or an excise tax, then in lieu of paying COBRA premiums pursuant to this Section 2(a)(iv), the Company shall pay Executive on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, such payment to be made without regard to Executive’s payment of COBRA premiums; and
(vi)    All unvested equity or equity-based awards granted to Executive under any equity compensation plans of the Company that were scheduled to vest within twelve (12) months after the date of Executive’s termination or resignation shall become immediately vested as to time, with any such awards that are subject to performance-based vesting conditions remaining eligible to vest to the extent the performance conditions are satisfied during such twelve- (12)-month period (provided that nothing herein shall operate to extend the term, if any, of an award beyond the final expiration date provided in the applicable award agreement or prohibit the award from being treated in substantially the same manner as awards held by Company employees in the context of a Change of Control or other corporate transaction); provided, that in the event the performance-based initial Inducement Equity Grant (as defined in the Offer Letter) is outstanding as of such Qualifying Termination, such performance conditions will be deemed achieved based on target performance.
(b)    Severance Upon Qualifying Termination Occurring Within 12 Months Following a Change of Control. If Executive has a Qualifying Termination that occurs on the date of or within twelve (12) months following a Change of Control, then subject to (x) the requirements of this Section 2, (y) Executive’s continued compliance with the terms of the Confidentiality Agreement and Sections 4 and 5 and (z) the terms of Section 8, Executive shall be entitled to receive the payments and benefits described in Section 2(a) above; provided that: (i) the Company shall pay Executive an additional amount equal to one hundred percent (100%) of the Target Bonus Amount, payable in a lump sum on the Company’s first ordinary payroll date occurring after the effective date of Executive’s Qualifying Termination; and (ii) in lieu of the treatment set forth in Section 2(a)(vi) above, all unvested equity or equity-based awards granted to Executive under any equity compensation plans of the Company shall become immediately vested as to time and any such awards that are subject to performance-based vesting will remain eligible to vest to the extent the performance conditions are thereafter satisfied (provided that nothing herein shall operate to extend the term, if any, of an award beyond the final expiration date provided in the applicable award agreement or prohibit the award from being treated in substantially the same manner as awards held by Company employees in the context of a Change of Control or other corporate transaction); provided, that in the event the performance-based initial Inducement Equity Grant is outstanding as of such Qualifying Termination, such performance conditions will be deemed achieved based on target performance.
(c)    Other Terminations. Upon Executive’s termination of employment for any reason other than as set forth in Section 2(a) and Section 2(b), the Company shall pay to Executive the Accrued Rights and shall have no other or further obligations to Executive under this Agreement. The foregoing shall be in addition to, and not in lieu of, any and all other rights and remedies which may be available to the Company under the circumstances, whether at law or in equity.
(d)    Release. As a condition to Executive’s receipt of any amounts set forth in Section 2(a) or Section 2(b) other than the Accrued Rights, Executive shall, within the 60-day period following the date of Executive’s Qualifying Termination, deliver (without revoking) prior to receipt of such severance benefits, an effective, general release of claims in favor of the Company or its successor, its subsidiaries and their respective directors, officers and stockholders in a form acceptable to the Company or its successor, such form to contain a reaffirmation of Executive’s promises contained in Section 4 of this Agreement and the Confidentiality Agreement and a promise not to disparage the Company, its business, or its employees, officers, directors or stockholders. The form of the general release will be provided to the Executive not later than five (5) days following the date of Executive’s Qualifying Termination.
(e)    Exclusive Remedy; Other Arrangements. Except as otherwise expressly required by law (e.g., COBRA) or as specifically provided herein, all of Executive’s rights to salary, severance, benefits, bonuses and other amounts (if any) accruing after the termination of Executive’s employment for any reason shall cease upon such termination. In addition, the severance payments provided for in Section 2(a) and Section 2(b) above are intended to be paid in lieu of any severance payments Executive may otherwise be entitled to receive under any other plan, program, policy, contract or agreement with the Company or any of its Affiliates, including for the avoidance of doubt, any employment agreement or offer letter (collectively, “Other Arrangements”). Therefore, in the event Executive becomes entitled to receive the severance payments and benefits provided under Section 2(a) or Section 2(b), Executive shall receive the amounts provided under that Section of this Agreement and shall not be entitled to receive any severance payments or severance benefits pursuant to any Other Arrangements. In addition, to the extent any Other Arrangement that was entered into prior to the date of this Agreement provides for Executive to receive any payments or benefits upon a termination or a resignation of employment for any reason (such agreement a “Prior Agreement”), Executive hereby agrees that such termination pay and benefit provisions of such Prior Agreement shall be and hereby are superseded by this Agreement and from and after the date of this Agreement, such termination pay and benefit provisions of the Prior Agreement shall be and are null and void and of no further force or effect. For the avoidance of doubt, except as may otherwise be agreed in writing between Executive and the Company or one of its Affiliates after the date of this Agreement, it is intended that the other terms and conditions of any Prior Agreement that do not provide for termination pay or benefits, including any non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants and other similar covenants contained therein, shall remain in effect in accordance with their terms for the periods set forth in the Prior Agreement.
(f)    Parachute Payments.
(i)    Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit by the Company or otherwise to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Section 2(a) or Section 2(b) hereof, being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be reduced (in the order provided in Section 2(f)(ii)) to the minimum extent necessary to avoid the imposition of the Excise Tax on the Total Payments, but only if (1) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (2) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income and employment taxes on such Total Payments and the amount of the Excise Tax to which Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).
(ii)    The Total Payments shall be reduced in the following order: (1) reduction on a pro-rata basis of any cash severance payments that are exempt from Section 409A of the Code, (2) reduction on a pro-rata basis of any non-cash severance payments or benefits that are exempt from Section 409A of the Code, (3) reduction on a pro-rata basis of any other payments or benefits that are exempt from Section 409A of the Code and (4) reduction of any payments or benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code; provided, in the case of clauses (2), (3) and (4), that reduction of any payments attributable to the acceleration of vesting of Company equity awards shall be first applied to Company equity awards that would otherwise vest last in time.

(iii)    All determinations regarding the application of this Section 2(f) shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by the Company (the “Independent Advisors”). For purposes of determinations, no portion of the Total Payments shall be taken into account which, in the opinion of the Independent Advisors, (1) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) or (2) constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation. The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by the Company.
(iv)    In the event it is later determined that a greater reduction in the Total Payments should have been made to implement the objective and intent of this Section 2(f), the excess amount shall be returned immediately by Executive to the Company.
(g)    Withholding. All compensation and benefits to Executive hereunder shall be reduced by all federal, state, local and other withholdings and similar taxes and payments required by applicable law.
3.    Condition to Severance Obligations. The Company shall be entitled to cease all severance payments and benefits to Executive in the event of Executive’s breach of Sections 4 or 5, or any of the provisions of the Confidentiality Agreement or of any other non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants contained in any other agreement between Executive and the Company, which other covenants are hereby incorporated by reference into this Agreement.
4.    Restrictive Covenants.
(a)    Non-Solicitation and Non-Competition.
(i)    Non-Solicitation. Executive agrees that, for a period of eighteen (18) months from and after any termination of Executive’s employment with the Company, voluntary or involuntary, for any reason or no reason (the “Non-Compete Period”), Executive shall not (directly or indirectly, on behalf of Executive or any third party) (a) solicit, induce, recruit or encourage, or take any other action which is intended to induce or encourage or facilitate or has the effect of inducing or encouraging any of the Company’s employees to leave their employment with the Company or otherwise facilitates the hiring of any such employees by any person outside the Company; or (b) solicit, interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Company and any of its actual or prospective customers, suppliers, employees or stockholders, within the Geographic Area (as defined below), other than on behalf of the Company or any of its subsidiaries, directly or indirectly, without the prior written consent of the Company.

(ii)    Non-Competition. In addition, during the Non-Compete Period, Executive shall not, directly or indirectly, (a) engage in (whether as an employee, agent, consultant, advisor, independent contractor, proprietor, partner, officer, director or otherwise), (b) have any ownership interest in (except for passive ownership of one percent (1%) or less of any entity whose securities have been registered under the Securities Act of 1933, as amended, or Section 12 of the Securities Exchange Act of 1934), or (c) participate in the financing, operation, management or control of, any firm, partnership, corporation, entity or business, that engages or participates in a “competing business purpose.” The term “competing business purpose” shall mean the Company’s business, including without limitation telephone- and/or internet-based physician or therapist consultation, expert second-opinion physician services and/or platform software licensing for the facilitation of same, as conducted or planned to be conducted by the Company at any time during the course of Executive’s employment with the Company (including without limitation products and services under development as of the date of termination).
(iii)    “Geographic Area” means any city, county or state, or any similar subdivision thereof, in each of: (i) North America; (ii) South America; (iii) Europe; or (iv) Australia.
(iv)    Separate Covenants. The covenants contained in Section 4(a)(i) and 4(a)(ii) shall be construed as a series of separate covenants, one for each city, county, state, or any similar subdivision in any Geographic Area and are in addition to (and not in lieu of) and may be enforced separately from, any prior non-compete, non-solicitation or other similar restrictive covenant or agreement between the Company, it affiliates or subsidiaries and Executive. These covenants shall also be construed as a series of separate and successive covenants, one for each month of the Non-Compete Period. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants contained in Section 4(a)(i) and 4(a)(ii) above. If, in any judicial or arbitral proceeding, a court or arbitrator refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of Section 4(a)(i) and 4(a)(ii) above are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, then permitted by such law. In the event that the applicable court or arbitrator does not exercise the power granted to it in the prior sentence, Executive and the Company agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term. The existence or assertion of any claim by Executive against the Company, whether based on this Agreement or otherwise, shall not operate as a defense to the Company’s enforcement of the promises and covenants in the Confidentiality Agreement and this Section 4. An alleged or actual breach of the Agreement by the Company will not be a defense to enforcement of any such promise or covenant in this Section 4 or the Confidentiality Agreement.

(v)    Acknowledgements. Executive acknowledges that the nature of the Company’s business is such that if Executive were to become employed by, or substantially involved in, the business of a competitor of the Company within the Non-Compete Period, it will be difficult for Executive not to rely on or use the Company’s trade secrets and confidential information. Therefore, Executive has agreed to enter into this Agreement to reduce the likelihood of disclosure of the Company’s trade secrets and confidential information. Executive therefore acknowledges and agrees that the promises in Section 4(a) are ancillary to an otherwise enforceable agreement contained in this Agreement and the Confidentiality Agreement. Executive also acknowledges that the limitations of time, geography, and scope of activity agreed to above are reasonable because, among other things: (a) the Company is engaged in a highly competitive industry; (b) Executive will have continued and unique access to the trade secrets and know-how of the Company, including without limitation the plans and strategy (and in particular the competitive strategy) of the Company; (c) Executive is receiving significant severance payments and benefits in connection with Executive’s termination of employment; (d) these non-competition and non-solicitation agreements will not impose an undue hardship on Executive, and Executive acknowledges that Executive will be able to obtain suitable and satisfactory employment in Executive’s chosen profession without violation of these covenants; and (e) these covenants provide no more protection than is reasonable and necessary to protect the trade secrets, confidential information, customer contacts and relationships, and goodwill of the Company.
(vi)    Resignation on Termination. On termination of Executive’s employment, Executive shall immediately (and with contemporaneous effect) resign any directorships, offices or other positions that Executive may hold in the Company or any of its affiliates, unless otherwise requested by the Board.
(vii)    Tolling of Non-Compete Period. The Non-Compete Period will not include any period(s) of violation of such promises in this Section 4 or the Confidentiality Agreement, it being understood that the extension of time provided in this Section 4 may not exceed two (2) years.
5.    Non-disparagement. Upon termination of employment by the Company or resignation of employment by Executive for any reason, Executive shall not, directly, or through any other person or entity, make any public or private statements that are disparaging of the Company, its business or its employees, officers, directors, or stockholders; and the Company shall instruct its directors and officers to not, directly or through any other person or entity, make any public or private statements that are disparaging of Executive.
6.    Agreement to Arbitrate. Any controversy, claim or dispute arising out of or relating to this Agreement, shall be settled solely and exclusively by binding arbitration in Purchase, New York or any subsequent location where the principal offices of the Company are located. Such arbitration shall be conducted in accordance with the then prevailing JAMS Streamlined Arbitration Rules & Procedures, with the following exceptions if in conflict: (a) one arbitrator shall be chosen by JAMS; (b) each party to the arbitration will pay its pro rata share of the expenses and fees of the arbitrator, unless otherwise required to enforce this Section 6; and

(c) arbitration may proceed in the absence of any party if written notice (pursuant to the JAMS’ rules and regulations) of the proceedings has been given to such party. Each party shall bear its own attorneys’ fees and expenses. The parties agree to abide by all decisions and awards rendered in such proceedings. Such decisions and awards rendered by the arbitrator shall be final and conclusive. All such controversies, claims or disputes shall be settled in this manner in lieu of any action at law or equity; provided, however, that nothing in this Section shall be construed as precluding the bringing of an action in a court of competent jurisdiction to enforce the Confidentiality Agreement or any other non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants or other intellectual property related covenants contained in any other agreement between Executive and the Company.
7.    At-Will Employment Relationship. Executive’s employment with the Company is at-will and not for any specified period and may be terminated at any time, with or without Cause or advance notice, by either Executive or the Company. Any change to the at-will employment relationship must be by specific, written agreement signed by Executive and an authorized representative of the Company. Nothing in this Agreement is intended to or should be construed to contradict, modify or alter this at-will relationship.
8.    General Provisions.
(a)    Successors and Assigns. The rights of the Company under this Agreement may, without the consent of Executive, be assigned by the Company to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly, acquires all or substantially all of the assets or business of the Company or to any of its Affiliates. The Company will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business or assets of the Company to assume this Agreement. Executive shall not be entitled to assign any of Executive’s rights or obligations under this Agreement. This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
(b)    Severability. In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law. If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.
(c)    Interpretation; Construction. The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing the Company, but Executive has participated in the negotiation of its terms. Furthermore, Executive acknowledges that Executive has had an opportunity to review and revise the Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement. Either party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, or prevent that party thereafter from enforcing each and every other provision of this Agreement.
(d)    Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the United States and the State of New York applicable to contracts made and to be performed wholly therein, and without regard to the conflicts of laws principles that would result in the application of the laws of another jurisdiction. Any suit brought hereon shall be brought in the state or federal courts sitting in Westchester County, New York the parties hereby waiving any claim or defense that such forum is not convenient or proper. Each party hereby agrees that any such court shall have in personam jurisdiction over it and consents to service of process in any manner authorized by New York law. Executive agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Company shall be entitled to equitable relief, including injunctive relief or specific performance, in addition to any other remedy to which it may be entitled.
(e)    Notices. Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to Executive at the most recent address for Executive set forth in the Company’s personnel files and to the Company at its principal place of business, or such other address as either party may specify in writing.
(f)    Survival. Sections 2 (“Severance”), 3 (“Condition to Severance Obligations”), 4 (“Restrictive Covenants”), 5 (“Non-disparagement”), 6 (“Agreement to Arbitrate”) and 8 (“General Provisions”) of this Agreement shall survive termination of Executive’s employment with the Company.
(g)    Entire Agreement. This Agreement and any covenants and agreements incorporated herein by reference as set forth in Section 3 together constitute the entire agreement between the parties in respect of the subject matter contained herein and therein and supersede all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral, provided, however, that for the avoidance of doubt, all Other Arrangements (as such Other Arrangements may be amended, modified or terminated from time to time) shall remain in effect in accordance with their terms, subject to Section 2(e) hereof. This Agreement may be amended or modified only with the written consent of Executive and an authorized representative of the Company. No oral waiver, amendment or modification will be effective under any circumstances whatsoever.
(h)    Code Section 409A.

(i)    The intent of the parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.
(ii)    Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement upon Executive’s termination of employment shall be payable only upon Executive’s “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”) and, except as provided below, any such compensation or benefits shall not be paid, or, in the case of installments, shall not commence payment, until the 60th day following Executive’s Separation from Service (the “First Payment Date”). Any installment payments that would have been made to Executive during the 60 day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the First Payment Date and the remaining payments shall be made as provided in this Agreement.
(iii)    Notwithstanding anything in this Agreement to the contrary, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service with the Company or (ii) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided herein.
(iv)    Executive’s right to receive any installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.
(i)    Consultation with Legal and Financial Advisors. By executing this Agreement, Executive acknowledges that this Agreement confers significant legal rights, and may also involve the waiver of rights under other agreements; that the Company has encouraged Executive to consult with Executive’s personal legal and financial advisors; and that Executive has had adequate time to consult with Executive’s advisors before executing this Agreement.
(j)    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

TELADOC HEALTH, INC.

Name:     Arnnon Geshuri
Title: Chief People Officer

EXECUTIVE

Mr. Charles Divita